

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2024

Nathan Puente
Chief Executive Officer and Director
Lelantos Holdings, Inc.
3690 W. El Moraga Place
Tucson, AZ 85745

> **Re: Lelantos Holdings, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed July 16, 2024**
> **File No. 024-12414**

Dear Nathan Puente:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2024 letter.

Amendment No. 4 to Form 1-A

General

1.   Please tell us whether the members of Lelantos Holdings hold interests in Eco Management directly as individuals, or do they hold their interest through Lelantos Holdings (*i.e.*, does Joshua Weaver own 16% of Eco Management economic rights and 32% of its voting rights as an individual, or does Lelantos Holdings own 50% of Eco Management, and Joshua Weaver holds his interests in Eco Management through his interest in Lelantos Holdings?).

2.   We note the organization chart shows the officers of the entities, but not distribution of ownership interests. Please provide an organization chart that shows the distribution of ownership interests of Eco Management Systems and Lelantos Holdings.

Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Patrick Ryan Morris